Filed in the office of Ross Miller Secretary of State State of Nevada	Document Number 20100948564-29
Filing Date and Time 12/22/2010 11:45 AM
Entity Number E0297322007-6
Certificate of Amendment (PURSUANT TO NRS 78.385 and 78.390)

Certificate of Amendment to the Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1.  Name of corporation:
Aurum Explorations, Inc.

2.  The articles have been amended as follows: (provide article numbers, if available)

Article 1 (Name of Corporation) shall be amended to change the name of the corporation to:

Greatmat Technology Corporation

Article 3 (Shares) shall be amended to increase the number of authorized shares to 100,000,000 and to effect a 1-for-5 reverse stock split by adding the following paragraphs:

SEE ATTACHED EXHIBIT A

3.  The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:
92.6%

4.  Effective date of filing: (Optional)

(must not be later than 90 days after the certificate is filed)

5.  Signature: (required)

X /s/ Chris Yun Sang So
Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Amend Profit-After
Revised: 3-5-09

EXHIBIT A

Amendment to Article 3 of Articles of Incorporation

“The total number of shares of stock which the Corporation shall have authority to issue is One Hundred Million (100,000,000).  The par value of each of such shares is $.001.  All such shares are one class and are shares of Common Stock.  Effective upon the “Effective Date” (as defined below), the outstanding shares of common stock of the Corporation shall be combined on the basis that five (5) of such shares of common stock shall become one (1) share of common stock without changing the par value of the shares of the Corporation (the “Reverse Stock Split”); provided that no fractional shares of the Corporation shall be issued in connection with the Reverse Stock Split and the number of shares to be received by a stockholder shall be rounded up to the nearest whole number of shares in the event that such stockholder would otherwise be entitled to receive a fractional share as a result of the Reverse Stock Split.

The “Effective Date” shall be the first date permitted or determined by the Financial Industry Regulatory Authority (FINRA) as the effective date of such Reverse Stock Split, subject to the prior filing and recording of this Amendment in the office of the Secretary of State of the State of Nevada.”